Daniel Film, LLC

Financial Statements
With Independent Auditors' Report Thereon

Year Ended December 31, 2024

TABLE OF CONTENTS



BERGER, ELLIOTT & PRITCHARD
CPAs, L.L.C.

Robert H. Berger, CPA
Joseph J. Pritchard, CPA
Elizabeth D. Tritsch, CPA, MBA
Michael J. Vinal
John S. Elliott (1947-2024)

INDEPENDENT AUDITOR'S REPORT

MEMBERS' OF DANIEL FILM LLC

We have audited the financial statements of Daniel Film LLC, which comprise the balance sheet – cash basis as of December 31, 2024, and the related statements of income – cash basis, changes in member's equity – cash basis, and cash flows – cash basis for the years then ended, and the related notes to the financial statements.

Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Daniel Film LLC as of December 31, 2024, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Daniel Film LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter — Basis of Accounting

We draw attention to Note 1 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the

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design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Daniel Film LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Daniel Film LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Berger, Elliott & Pritchard CPAs, L.L.C.

Omaha, Nebraska
September 30, 2025

Daniel Film LLC

Balance Sheet - cash basis
December 31, 2024

<u>ASSETS</u>

		2024
CURRENT ASSETS:		
Cash and cash equivalents	$	179,918
TOTAL CURRENT ASSETS		179,918
INTANGIBLE ASSETS:		
Capitalized film production costs	$	306,221
TOTAL NONCURRENT ASSETS		306,221
TOTAL ASSETS	$	486,139

<u>LIABILITIES AND MEMBERS' EQUITY</u>

OTHER LIABILITIES		
Unveil Studios Loan	$	23,458
Daniel Kooman Loan		46,809
Mercury Credit Card		5,869
TOTAL LIABILITIES	$	76,136
MEMBERS' EQUITY:		
Class A Member Units,		
100 units authorized and issued		-
Class D Member Units,		
500 units authorized and 62 issued		479,495
Retained deficit		(69,492)
TOTAL MEMBERS' EQUITY		410,003
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	486,139

See independent auditors' report and accompanying notes to financial statements.

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Daniel Film LLC

Statement of Income (Loss) - cash basis
For the Year Ended
December 31, 2024

	2024
REVENUE	$ -
COST OF GOODS SOLD	
GROSS PROFIT	-
OPERATING EXPENSES	
Bank Fees	(188)
Marketing	(33,658)
Miscellaneous	(143)
Professional Fees	(4,000)
Service Fees	(19,507)
Travel	(13,155)
TOTAL OPERATING EXPENSES	(70,651)
OTHER INCOME	
Miscellaneous income	1,159
TOTAL OTHER INCOME	1,159
NET (LOSS)	$ (69,492)

Daniel Film LLC

Statement of Changes in Members' Equity - cash basis
For the Year Ended
December 31, 2024

	Class A Stock	Class B Stock	Class D Stock	Retained Deficit	Members' Equity
Balance December 31, 2023	$ -	$ -	$ -	$ -	$ -
2024 Net Loss				(69,492)	(69,492)
Membership Units Issued	-	-	479,495		479,495
Balance December 31, 2024	$ -	$ -	$ 479,495	$ (69,492)	$ 410,003

Daniel Film LLC

Statement of Cash Flows - cash basis
For the Year Ended
December 31, 2024

		2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$	(69,492)
Increase in current liabilities		76,136
NET CASH PROVIDED BY		
OPERATING ACTIVITIES		6,644
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash received from investors		479,495
Investment in capitalized film production costs		(306,221)
NET CASH PROVIDED BY		
INVESTING ACTIVITIES		173,274
NET INCREASE IN CASH AND CASH EQUIVALENTS		179,918
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		-
CASH AND CASH EQUIVALENTS, END OF YEAR	$	179,918

See independent auditors' report and accompanying notes to financial statements.

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Notes to Financial Statements
For the Year Ended December 31, 2024
See Independent Auditors' Report

Note 1. <u>Nature of Business and Significant Accounting Policies</u>

<u>Nature of Business</u>

The Company is a Multi-Member LLC organized in New Mexico creating a film about the Biblical Prophet Daniel.

A summary of the Company's significant accounting policies follows:

<u>Basis of Accounting</u>

The accompanying financial statements have been prepared on the cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America (US GAAP). Cash basis of accounting records revenue and expenses only when cash is received or paid. US GAAP records revenue and expenses when incurred, regardless of cash flow.

<u>Cash and Cash Equivalents</u>

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

<u>Use of Estimates</u>

Management uses estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. The Company's significant estimates and assumptions include the fair value valuation of the finished and produced film. It is reasonably possible that factors could have an effect on the Company's estimates and could cause actual results to differ from those estimate and assumptions.

<u>Advertising</u>

The company expenses advertising costs as they are incurred. Advertising expenses for the six months ended December 31, 2024 was $33,658.

Note 2. <u>Capitalized Film Production Costs</u>

The Company began producing their film in 2023. In this developmental process, the Company has incurred screen writing, and preliminary film production costs.

Throughout 2023 and as of December 31, 2024, the Company produced a Proof of Concept (POC) film as part of their anticipated crowdfunding campaign. As of December 31, 2024, cumulative film production costs amounted to $306,221 and are reported in these financial statements as capitalized film production costs.

The Company will begin amortization of capitalized film costs when the film is released and it begins to recognize revenue from the film.

Note 2. Capitalized Film Production Costs (continued)

Unamortized film costs shall be tested for impairment whenever events or changes in circumstances indicated that fair value of a film may be less than its unamortized costs.

For 2024, there is no amortization of the capitalized film production costs, and no impairment has occurred.

Note 3. Income Taxes

For 2024, the Company was generally not subject to federal income tax and the members are liable for the pass-through federal and state income tax on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes have been included in the financial statements.

Note 4. Due to Unveil Studios

Since no formal bank account was established during the initial setup of Daniel Film LLC, member Unveil Studios Inc. received the proceeds from the issuance of Class D Units by Daniel Films LLC. Unveil Studios Inc. then utilized these funds to cover the preliminary film production expenses on behalf of Daniel Film LLC. As of December 31, 2024, Daniel Film LLC owed Unveil Studios $23,458. Unveil Studios Inc has a significant ownership interest in Daniel Film LLC and is deemed to be a related party. No formal document has been prepared and thus there is no interest rate nor repayment date associated with this payable.

Note 5. Due to Daniel Kooman

Since no formal bank account was established during the initial setup of Daniel Film LLC, member Daniel Kooman paid $100,326 of Daniel Film LLC's preliminary film production expenses. In July 2024, Daniel Film LLC converted $32,000 of this payable into four Class D units. In December of 2024, $21,517 was repaid and as of December 31, 2024, the balance owed to Daniel Kooman is $46,809. No formal document has been prepared and thus there is no interest rate nor repayment date associated with this payable. Daniel Film LLC intends to repay this payable with anticipated investor funds from an upcoming crowdfunding campaign. Daniel Kooman is a partner of Unveil Studios which has a significant ownership interest in Daniel Film LLC and is deemed to be a related party.

Note 6. Members' Units

Membership of the Company consists of Class A, Class B, Class C, and Class D units. Each unit having equal ownership, calculated by dividing the number of units owned by the total number of units outstanding. However, Class B, Class C, and Class D units differ from Class A units in that these units do not carry a right to vote or participate in any meetings of the Company. As of December 31, 2024, 100 units of Class A have been issued and 62 units of Class D have been issued. Class B and C have no units issued.

Note 7. <u>Crowdfunding Campaign</u>

In 2024, Daniel Film LLC completed a crowdfunding campaign through the WeFunder platform that raised $246,930 of capital contributions in the form of 30.87 Class D units. These funds were used to pay film production expenditures.

Note 8. <u>Subsequent Events</u>

In 2025, subsequent to the balance sheet date, Daniel Film LLC received an investment of $500,000 from GiveSendGo.

In 2025, subsequent to the balance sheet date, Daniel Film LLC started a second crowdfunding campaign.

In 2025, Daniel Film LLC's distributer committed a $200,000 minimum guarantee for first distribution revenues and is looking to release the film in 2026.

Management has evaluated this event and determined that it does not affect the amounts reported in the financial statements as of December 31, 2024, but it is disclosed here to provide additional information regarding significant events occurring after the reporting period.

The Company has evaluated subsequent events through September 30, 2025, the date on which the financial statements were available to be issued.

Note 9. <u>Commitments and Contingencies</u>

<u>Profit Participation and Distribution Arrangement – Class D Investors</u>

Daniel Film LLC has entered into an agreement with the holders of its Class D investment interests establishing the following profit participation and distribution terms:

-   Upon recoupment of all film production costs and the full repayment of any related debt obligations, Class D investors are entitled to receive, in priority, a return of their original investment amount, plus an additional 10% return thereon. Thereafter, Class D investors are eligible to receive a pro-rata share of 50% of the net profits generated by the film project, as defined in the agreement.